Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

February 13, 2013	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc. Registration Statement on Form S-1 Filed January 22, 2013, as amended January 29, 2013 File No. 333-186128

Dear Mr. Clampitt:

On behalf of Community Financial Shares, Inc. (the “Company”) enclosed for filing are revisions to page 70 of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes to the Registration Statement on Form S-1 filed originally on January 22, 2013, as amended January 29, 2013 and February 12, 2013 (the “Registration Statement”). The enclosed changes will be reflected in the prospectus relating to the Registration Statement that will be filed pursuant to Rule 424(b)(3).

The following is filed in response to the staff’s comment letter issued on February 13, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

General

Comment No. 1:

Please include a recent developments section if the fourth quarter had an adverse impact on the results of operations or financial condition. Otherwise, please include a statement in the acceleration request that the fourth quarter resulted in no adverse impact on the results of operations or financial condition.

Response to Comment No. 1:

As discussed with the Staff, the Company will withdraw its original acceleration request and file a new acceleration request that states that the fourth quarter resulted in no material adverse impact on the results of operations or financial condition.

Michael Clampitt

February 13, 2013

Selling Shareholders, page 66

Comment No. 2:

We restate prior comment 8 in part. Please revise the Selling Shareholders disclosure on page 66 to indicate that, other than the three selling shareholders for whom disclosure is provided, that no other selling shareholders are broker-dealers or affiliates of any broker- dealer.

Response to Comment No. 2:

As reflected in the attached change pages, the narrative to the “Selling Shareholders” table has been revised in response this comment.

Comment No. 3:

In addition, revise to provide Item 507 and 508 information for the three selling shareholders who you identify as affiliates of broker-dealers and state that:

•	the sellers purchased in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment No. 3:

As reflected in the attached change pages, the narrative to the “Selling Shareholders” table has been revised in response this comment

*    *    *    *

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt

February 13, 2013

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

Series E Preferred Stock.

The Series E Preferred Stock has the same preferences, limitations, and relative rights as, and is identical in all respects to, shares of Series D Preferred Stock , except that the Series E Preferred Stock is convertible into shares of Series C Preferred Stock provided that no such conversion results in any person, together with its affiliates, holding more than a 4.9% voting ownership interest in Community Financial Shares, excluding for the purposes of this calculation any reduction in ownership resulting from transfers by such person of voting securities of Community Financial Shares.

Transfer Agent

The registrar and transfer agent for Community Financial Shares’ common stock is IST Shareholder Services, Wheaton, Illinois.

SELLING SHAREHOLDERS

On December 21, 2012, the Company issued to investors in the Investment 133,411 shares of Series C Preferred Stock, 56,708 shares of Series D Preferred Stock and 6,728 shares of Series E Preferred Stock . Pursuant to the terms of a Registration Rights Agreement we entered into in connection with the Investment, we are registering for resale by the Selling Shareholder listed below 19,684,700 shares of Company common stock, which represents the aggregate amount of shares of common stock issuable to the Selling Shareholders upon the conversion of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock issued to the Selling Shareholders in the Investment.

Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock. Shares of Series D Preferred Stock and Series E Preferred Stock are convertible into shares of Series C Preferred Stock on a one-for-one basis, provided, however, that no such conversion results in any person, together with its affiliates, holding more than a 9.99% or 4.99% voting ownership interest, respectively, in the Company. For more information on the conversion rights of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, see “Description of Capital Stock—Preferred Stock—Series C Preferred Stock—Conversion Rights,” “—Series D Preferred Stock—Conversion Rights” and “—Series E Preferred Stock.”

The table below sets forth information concerning the resale of the Shares by the Selling Shareholders. We are not selling any securities under this prospectus and will not receive any proceeds from the resale of the Shares by the Selling Shareholders. Except as disclosed in the footnotes to the table below, (i) all Shares issuable to the Selling Shareholders will be issued upon the conversion of shares of Series C Preferred Stock (ii) each Selling Shareholder has voting and investment power over the Shares being offered by such Selling Shareholder; and (iii) the Selling Shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. As further described in footnotes 28, 29 and 30, three of the Selling Shareholders, Messrs. Gersack, Hedrei and Chase, are affiliates of FIG Partners LLC, a broker-dealer that served as the Company’s placement agent in the Investment and each purchased the Shares in the ordinary course of business, and at the time of the purchase of the Shares, none of these persons had any agreements or understandings, directly or indirectly, with any person to distribute the Shares. No other Selling Shareholders are broker-dealers or affiliates of any broker-dealer.